February 12, 2026

Jonathan Solomon
Chief Executive Officer
BiomX Inc.
708 Quince Orchard Rd, Suite 205
Gaithersburg, MD 20878

       Re: BiomX Inc.
           Registration Statement on Form S-3
           Filed February 9, 2026
           File No. 333-293308
Dear Jonathan Solomon:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Sara Lee, Esq.